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sgiove@shearman.com	June 8, 2010
212-848-7325

Via EDGAR Jessica Plowgian Attorney-Advisor Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Mail Stop 3720 Washington, D.C. 20549

CBS Corporation
SEC Comment Letter dated May 28, 2010

Dear Ms. Plowgian:

By this letter, I am confirming on behalf of our client, CBS Corporation (the “Company”), our conversation from today pursuant to which we agreed that the Company will have until June 21, 2010 to respond to the above-referenced comment letter received from the staff of the Securities and Exchange Commission.

If you have any questions concerning the foregoing, please do not hesitate to contact me at the telephone number appearing above.

Very truly yours,

/s/ Stephen T. Giove

Stephen T. Giove
Partner

STG/mo

cc: Kathryn Jacobson, Senior Staff Accountant

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